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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                                  January  2003

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1. Form 51-901F Schedule B &C, Quarterly Report (Schedule A, Audited Financial Statements incorporated by reference to Form 20F/A filed with the Securities Exchange Commission on January 23, 2004)

    August 31, 2002

2. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

   November 30, 2002

3. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

   February 28, 2003

4. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

   May 31, 2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing  the  information  contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

DESERT SUN MINING CORP.
Form 51-901F
August 31, 2002

Issuer Details

NAME OF ISSUER			FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
DESERT SUN MINING CORP.			AUGUST 31, 2002	DECEMBER 10, 2002
ISSUER ADDRESS				
65 QUEEN STREET WEST, SUITE #810				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3M5	(416) 861-0341	(416) 861-9622
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
IAN M. MacNEILY			CFO	(416) 861 - 0341 X 232
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
imacneily@desertsunmining.com		www.desertsunmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STAN BHARTI"	"STAN BHARTI"	DECEMBER 10, 2002
"GERALD MCCARVILL"	"GERALD MCCARVILL"	DECEMBER 10, 2002
"PETER BOJTOS"	"PETER BOJTOS"	DECEMBER 10, 2002
"DR. WILLIAM PEARSON"	"DR. WILLIAM PEARSON"	DECEMBER 10, 2002
"KEN TAYLOR"	"KEN TAYLOR"	DECEMBER 10, 2002

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
August 31, 2002

For the current year-to-date period

1. Analysis of expenses

EXPENSES

Refer to the consolidated statements of operations and deficit in the audited August 31, 2002 financial statements

MINING INTERESTS

Refer to Note 3 in the audited August 31, 2002 financial statements

2. Analysis of related party transactions.

Refer to Note 4 in the audited August 31, 2002 financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Refer to Note 5(a) in the August 31, 2002 audited financial statements

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date	
21-May-02	650,000	Stan Bharti	0.28	May 21/07	
11-Jul-02	450,000	Gerry McCarvill	0.38	Jul 11/07	
11-Jul-02	50,000	Jim Beqaj	0.38	Jul 11/07	
11-Jul-02	50,000	Ken Taylor	0.38	Jul 11/07	
11-Jul-02	100,000	Peter Bojtos	0.38	Jul 11/07	
11-Jul-02	50,000	Godfrey Wilson	0.38	Jul 11/07	
11-Jul-02	100,000	Bill Pearson	0.38	Jul 11/07	
11-Jul-02	100,000	Eric Edwards	0.38	Jul 11/07	Note
11-Jul-02	25,000	Mike Hines	0.38	Jul 11/07	
11-Jul-02	50,000	Karn Gill	0.38	Jul 11/07	
11-Jul-02	50,000	Yvonne Reynolds	0.38	Jul 11/07	
11-Jul-02	10,000	Pamela Stradwick	0.38	Jul 11/07	
11-Jul-02	10,000	Nadine Guy	0.38	Jul 11/07	
	1,695,000				

Note - The stock options for Eric Edwards were cancelled after the year end.

1

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
August 31, 2002

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Authorized - 50,000,000 common shares without par value

(b) Number and recorded value of share capital

16,825,108 common shares valued at $7,132,582

(c) Summary of options and warrants at period end

Options

Refer to Note 5(b) of the August 31, 2002 audited financial statements

Warrants

Refer to Note 5(d) and Note 5(e) of the August 31, 2002 audited financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stan Bharti
Gerald McCarvill
Kam Gill
Peter Bojtos
Dr. William Pearson
Ken Taylor
Ian M. MacNeily
Mark Brennan

2

AMENDED AND RESTATED

DESERT SUN MINING CORP.
Form 51-901F – Schedule C: Management Discussion and Analysis

For the Year Ended August 31, 2002.

General

Desert Sun Mining Corp. is involved in the exploration and development of precious metals projects. The Corporation is currently not in production on any of its properties.

In 2002, the Corporation substantially reorganized its operations and appointed new officers and directors. In May 2002, Desert Sun acquired an option to earn a 51% interest in the Jacobina Mine and related mineral concessions located near Jacobina, Brazil. The option agreement required the Corporation to pay $25,000 upon execution of the agreement and requires Desert Sun Mining to spend US$2 million on the Jacobina property prior to December 31, 2004 to earn a 51% interest.

The Jacobina project has been the focus of the Corporation's activities since that time. Prior to May 2002, the Corporation was inactive in the previous year.

In September 2002, the Corporation entered into a Memorandum of Understanding ("MOU") whereby Desert Sun can also acquire the remaining 49% interest in the Jacobina property by paying $100,000 upon execution of the MOU and an additional $5 million within 90 days upon earning the initial 51% interest in the property. Up to 50% of the $5 million can be in the equivalent value of common shares of Desert Sun at the option of the vendor. In August 2002, the Corporation raised $2 million and began a Phase I drilling program in September 2002.

Results of Operations

For the year ended August 31, 2002, the Corporation invested $36,000 (US$23,000) in mineral properties, all of it relating to the Jacobina property. The investment in the Jacobina property was comprised of:

Acquisition costs (option payment)	$25,000
Camp accommodation and travel	1,677
Geological and geophysical	9,000
Office and administration	159
	$35,836

The Corporation wrote-off its investment in mineral properties relating to the Tubutama Borate project in Mexico, incurring a non-cash charge of $23,249 during the year.

For the year ended August 31, 2002, the Corporation had a net loss of $125,000 ($0.01 per share) compared to a net loss of $39,000 ($0.001 per share) for the same period in 2001. The increase in expenses occurred primarily in the fourth quarter as the

AMENDED AND RESTATED

Corporation's activities were restructured, the Jacobina property option acquired and a management team began being assembled. Significant increases in operating expenses occurring were as follows:

Management fees increased to $33,000 in 2002 from $18,000 in 2001 as a President was appointed and secretarial support was added in the fourth quarter of 2002.
Consulting fees increased to $26,735 from nil in 2001 as the Corporation had two independent technical consultants review the property and report on it. **Travel and promotion expenses** increased to $68,516 from $586 most of which occurred in the last quarter of 2002 due to the acquisition of the Jacobina property and the resulting dissemination of information of the property to potential investors in the Corporation.
Professional fees increased to $28,307 from $17,312, most of the fees being incurred in the last quarter associated with legal fees involved in the acquisition of the Jacobina property. **Office and miscellaneous expenses** increased in 2002 to $17,190 from $5,519 as the Corporation setup a Toronto office in the fourth quarter as its activities were restructured and operations moved to Toronto.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income.

During the year ended August 31, 2002, the Corporation issued 500,000 common shares for gross proceeds of $100,000 and also issued 789,000 common shares for gross proceeds of $94,715 as a result of stock options being exercised.

In August 2002, the Corporation issued five million Special Warrants through a private placement for gross proceeds of $2,000,000. Each warrant was convertible, for no additional consideration, into one common share of the Corporation and also had 0.60 of a non-transferable common share purchase warrant attached which entitles the holder of each full purchase warrant to acquire one additional common share of the Corporation for $0.50 prior to August 3, 2004. The private placement closed on August 2, 2002 with $1.5 million, with the remaining $400,000 closing on August 26th and September 11th ($100,000).

As at August 31, 2002, the Corporation had cash and cash equivalents totaling $1.7 million, and common shares issued and outstanding of 16.8 million. The Corporation had no significant debt outstanding at year-end.

Future Prospects

The Corporation will continue to focus its efforts on the exploration and development of the Jacobina property. The ability of the Corporation to continue operations beyond 2003 is dependent upon obtaining the necessary financing to develop the Jacobina project and/or the realization of proceeds from the sale of this property.

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(PREPARED BY MANAGEMENT)

	November 30, 2002 (Unaudited)	August 31, 2002 (Audited)
Assets		
Current		
Cash and cash equivalents	$ 1,076,487	$ 1,735,139
Accounts receivable	28,437	6,652
Prepaid expense	3,418	34,661
	1,108,342	1,776,452
Capital assets	9,058	-
Resource property costs	473,911	35,836
	$ 1,591,311	$ 1,812,288
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 19,300	$ 15,970
Shareholders' Equity		
Share capital (Note 2)	7,146,297	7,132,582
Special Warrants (Note 4)	1,972,475	1,872,475
Contributed surplus (Note 3)	42,000	-
Deficit	(7,588,761)	(7,208,739)
	1,572,011	1,796,318
	$ 1,591,311	$ 1,812,288

Responsibility for Financial Statements

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Prepared by Management) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended November 30, 2002	2001
Expenses		
Management and administration services	$ 154,098	$ 4,500
Amortization	232	320
Shareholders' information	27,861	
Compensation expense (Note 3)	42,000	-
Travel and promotion	64,733	-
Professional fees	9,933	1,000
Office expenses, setup and general and administrative	100,298	76
Foreign exchange gain	(6,946)	-
Transfer agent fees	1,215	173
	393,424	6,069
Interest income	(13,402)	(5)
Net loss for the period	380,022	6,064
DEFICIT, beginning of period	(7,208,739)	(7,083,318)
DEFICIT, end of period	$ (7,588,761)	$ (7,089,382)
Basic and fully diluted loss per share (Note 6)	$ 0.02	$ 0.00

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001
Cash Provided by (Used in):		
OPERATING ACTIVITIES		
Loss for the period	$ (380,022)	$ (6,064)
Adjustment for items not involving cash:		
Compensation expense (Note 3)	42,000	-
Amortization	232	320
Changes in non-cash working capital relating to operations	12,788	5,757
	(325,002)	13
INVESTING ACTIVITIES		
Resource property costs	(438,075)	-
Acquisition of capital assets	(9,290)	-
	(447,365)	-
FINANCING ACTIVITIES		
Issuance of special warrants	100,000	-
Exercise of stock options	13,715	-
	113,715	-
CHANGE IN CASH AND CASH EQUIVALENTS	(658,652)	13
CASH AND CASH EQUIVALENTS, beginning of period	1,735,139	(7)
CASH AND CASH EQUIVALENTS, end of period	$ 1,076,487	$ 6

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
THREE MONTHS ENDED NOVEMBER 30, 2002

3. Stock options

The following summarizes the stock option activity during the three months ended November 30, 2002:

	Number of options	Weighted Average Exercise Price
Opening balance, August 31, 2002 (audited)	1,809,290	$ 0.33
Granted	896,000	0.54
Exercised	(114,290)	0.12
Cancelled	(100,000)	0.38
Balance, November 30, 2002 (unaudited)	2,491,000	$ 0.44

As of November 30, 2002, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options	Exercise Price
May 21, 2007	650,000	$0.28
July 11, 2007	945,000	0.38
Sept 16, 2007	332,000	0.40
Sept 16, 2007	132,000	0.60
Sept 16, 2007	132,000	0.80
Oct 15, 2007	300,000	0.60
	2,491,000	

STOCK OPTION COMPENSATION ADJUSTMENT

	Loss	Loss Per Share
As reported	$ 382,522	$ 0.02
Pro forma	$ 709,222	$ 0.04

For purposes of the above calculations, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.4% and expected life of 5 years.

Effective January 1, 2002, the Company applied the fair value method of accounting for stock based compensation awards to non-employees and accordingly $42,000 was recorded as consulting expense and contributed surplus relating to 100,000 options granted to non-employees in October 2002. For purposes of this calculation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.4% and expected life of 5 years.

DESERT SUN MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
THREE MONTHS ENDED NOVEMBER 30, 2002

4. Warrants outstanding

(a) Special Warrants

Expiry Date	Number of Warrants	Price
August 1, 2004	5,000,000	$0.40

The Company received a total of $1,972,475 in net proceeds for the issuance of the special warrants. These warrants are convertible, for no additional consideration, into one share of the company. Each special warrant has attached 0.60 of a non-transferrable common share purchase warrant, with each whole purchase warrant entitling the holder to acquire an additional common share for $0.50 within two years of the issuance of the warrant, expiring August 3, 2004.

(b) Warrants

5. INCOME TAXES

6. BASIC AND FULLY DILUTED LOSS PER SHARE

The effect of common share purchase options and warrants on the net loss is not reflected because to do so would be anti-dilutive.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

THREE MONTHS ENDED NOVEMBER 30, 2002

7. RELATED PARTY TRANSACTIONS

The Company paid its President and a private company that he controls an aggregate of $79,599 for management fees, rent, consulting, administrative services, and expense reimbursements.

The Company paid consulting fees of $65,000 to officers and directors of the Company.

SUPPLEMENT TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2002
(Prepared by Management - Unaudited)

As of January 9, 2003 the following items were outstanding:

1) 20,189,398 common shares

2) 1,750,000 convertible special warrants (will all be converted to common shares for nil consideration)

3) 3,000,000 non-transferable common share purchase warrants exercisable at $0.50 expiring within two years of the issuance of the warrant (August 3, 2004)

4) Warrants

5) Stock Options

Expiry Date	Number of Stock Options	Exercise Price
May 21, 2007	650,000	$0.28
July 11, 2007	945,000	0.38
Sept 16, 2007	332,000	0.40
Sept 16, 2007	132,000	0.60
Sept 16, 2007	132,000	0.80
Oct 15, 2007	300,000	0.60
	2,491,000

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

DESERT SUN MINING CORP.
Form 51-901F
November 30, 2002

Issuer Details

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
DESERT SUN MINING CORP.		NOVEMBER 30, 2002	JANUARY 13, 2003

ISSUER ADDRESS				
65 QUEEN STREET WEST, SUITE #810				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 2M5	(416) 861 - 0341	(416) 861 - 9622
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
IAN M. MacNEILY			CFO	(416) 861 - 0341 X232
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
imacneily@desertsunmining.com		www.desertsunmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STAN BHARTI"	"STAN BHARTI"	JANUARY 13, 2003
"GERALD MCCARVILL"	"GERALD MCCARVILL"	JANUARY 13, 2003
"PETER BOJTOS"	"PETER BOJTOS"	JANUARY 13, 2003
"DR. WILLIAM PEARSON"	"DR. WILLIAM PEARSON"	JANUARY 13, 2003
"KEN TAYLOR"	"KEN TAYLOR"	JANUARY 13, 2003

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
November 30, 2002

For the current year-to-date period

1. Analysis of expenses

EXPENSES

Refer to the consolidated statements of operations and deficit of the unaudited financial statements as of November 30, 2002

MINING INTERESTS

		$
Jacobina Mine		
	Open, August 31, 2002 (audit)	35,836
	Option payment	100,000
	Cash reserve for exploration	24,262
	Officer travel	14,939
	Asset acquisitions	18,479
	Geologists/Consultants' fees	99,351
	Camp accommodation	29,145
	Geological/geophysical	114,678
	Office and administration	37,221
	Close, November 30, 2002 (unaudited)	473,911

2. Analysis of related party transactions.

Refer to Note 7 of the unaudited financial statements as of November 30, 2002

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

See Note 2 of the unaudited financial statements as of November 30, 2002

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
16-Sep-02	200,000	Ian MacNeily	0.40	16-Sep-07
16-Sep-02	396,000	Mark Brennan	0.40 - 0.80	16-Sep-07
15-Oct-02	200,000	Robert Chapman	0.55	15-Oct-07
15-Oct-02	100,000	Robert Moriaty	0.55	15-Oct-07
	896,000			

1

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
November 30, 2002

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Authorized - 50,000,000 common shares without par value

(b) Number and recorded value of share capital

16,939,398 common shares valued at $7,146,297

(c) Summary of options and warrants at period end

Options

Refer to Note 3 of the unaudited financial statements as of November 30, 2002

Warrants

Refer to Note 4 of the unaudited financial statements as of November 30, 2002

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stan Bharti
Gerald McCarvill
Kam Gill
Peter Bojtos
William Pearson
Ken Taylor
Ian MacNeily
Mark Brennan

2

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations
For the Three Months Ended November 30, 2002
Schedule C

General

Desert Sun Mining Corp. is involved in the exploration and development of precious metals projects. The Corporation is currently not in production on any of its properties.

In May 2002, Desert Sun acquired an option to earn a 51% interest in the Jacobina Mine and related mineral concessions located near Jacobina, Brazil. This project has been the focus of the Corporation's activities since early 2002.

In September 2002, the Corporation entered into a Memorandum of Understanding ("MOU") whereby Desert Sun can also acquire the remaining 49% interest in the Jacobina property by paying $100,000 upon execution of the MOU and an additional $5 million within 90 days upon earning the initial 51% interest in the property. Up to 50% of the $5 million can be in the equivalent value of common shares of Desert Sun at the option of the vendor. In August 2002, the Corporation raised $2 million and began a Phase I drilling program in September 2002.

Results of Operations

For the quarter ended November 30, 2002, the Corporation invested $438,075 in mineral properties, all of it relating to the Jacobina property.

For the quarter ended November 30, 2002, the Corporation had a net loss of $380,022 ($0.02 per share) compared to a net loss of $6,064 ($0.00 per share) for the same period in 2001. The increase in expenses occurred primarily due to the commencement of mining exploration on the Jacobina property and general corporate expenses.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income.

During the quarter ended November 30, 2002, the Corporation issued 114,290 common shares for gross proceeds of $13,715 as a result of stock options being exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

For the Three Months Ended November 30, 2002

Schedule C

As at November 30, 2002, the Corporation had cash and cash equivalents totaling $1.1 million, and common shares issued and outstanding of 16.9 million. The Corporation had no significant debt outstanding at quarter end.

Future Prospects

The Corporation will continue to focus its efforts on the exploration and development of the Jacobina property. The ability of the Corporation to continue operations beyond 2003 is dependent upon obtaining the necessary financing to develop the Jacobina project and/or the realization of proceeds from the sale of this property.

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(PREPARED BY MANAGEMENT)

February 28,

August 31,

2003

2002

(Unaudited)

(Audited)

Assets

Current

Cash and cash equivalents (Note 2)

$

4,349,472

$

1,735,139

Funds in trust

425,000

-

Accounts receivable

38,151

6,652

Prepaid expenses

             25,644

            34,661

4,838,267

1,776,452

Capital assets

42,624

-

Resource property costs

          840,592

            35,836

$

       5,721,483

$

      1,812,288

Liabilities

Current

Accounts payable and accrued liabilities

$

           29,454

$

           15,970

Shareholders' Equity

Share capital (Note 3)

13,727,763

7,132,582

Special Warrants

-

1,872,475

Contributed surplus (Note 5)

348,000

-

Deficit

      (8,383,734)

      (7,208,739)

        5,692,029

         1,796,318

$

      5,721,483

$

      1,812,288

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the August 31, 2002 audited financial statements.  Only changes in accounting policies have been disclosed in these financial statements.  These statements are presented on the accrual  basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependant upon future events.  Therefore, estimates and approximations have been made using careful judgement.  Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Prepared by Management) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Three Months Ended

Six Months Ended

February 28,

February 28,

2003

2002

2003

2002

Expenses

Management and administrative

 services

$

250,050

$

(4,500)

$

404,148

$

-

Amortization

232

319

464

639

Investor relations and

    shareholders' information

91,825

-

119,686

Compensation expense (Note 5)

306,000

-

348,000

-

Travel and promotion

69,669

4,748

134,402

4,748

Professional fees

22,176

(100)

32,109

900

Office expenses, setup and

    general and administrative

47,842

-

145,003

76

Transfer agent fees

             10,000

              4,090

             11,215

              4,263

     Total expenses

797,794

4,557

1,195,027

10,626

Other income

Interest and investment income

(9,046)

179

(19,311)

174

Foreign exchange (gain) loss

              6,225

         -

               (721)

          -

Net loss for the period

(794,973)

(4,736)

(1,174,995)

(10,800)

DEFICIT, beginning of period

     (7,588,761)

     (7,089,382)

     (7,208,739)

     (7,083,318)

DEFICIT, end of period

$

     (8,383,734)

$

     (7,094,118)

$

     (8,383,734)

$

    (7,094,118)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Prepared by Management) (Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended

Six Months Ended

February 28,

February 28,

2003

2002

2003

2002

Cash Provided by (Used in):

OPERATING ACTIVITIES

Loss for the period

$

(794,973)

$

(4,736)

$

(1,174,995)

$

(10,800)

Adjustment for items not involving cash:

Compensation expense (Note 5)

306,000

-

348,000

-

Amortization

232

319

464

639

Changes in non-cash working

capital relating to operations

          (21,786)

              5,979

            (8,998)

             11,736

         (510,527)

               1,562

         (835,529)

              1,575

INVESTING ACTIVITIES

Resource property costs

(366,681)

-

(804,756)

-

Acquisition of capital assets

           (33,798)

          -

         (43,088)

           -

         (400,479)

          -

        (847,844)

         -

FINANCING ACTIVITIES

Funds in trust

(425,000)

-

(425,000)

-

Issuance of common shares

       4,608,991

         -

       4,722,706

           -

        4,183,991

         -

       4,297,706

           -

CHANGE IN CASH AND

CASH EQUIVALENTS

3,272,985

1,562

2,614,333

1,575

CASH AND CASH EQUIVALENTS,

beginning of period

        1,076,487

                     6

        1,735,139

                    (7)

CASH AND CASH EQUIVALENTS,

end of period

$

       4,349,472

$

              1,568

$

      4,349,472

$

             1,568

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

SIX MONTHS ENDED FEBRUARY 28, 2003

1.

ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements.  Operating results for the six months  ended February 28, 2003 may not be indicative of the results that may be expected for the full year ending August 31, 2003.

These statements follow the same methods and policies used in the audited financial statements for  the year ended August 31, 2002, except for the following:

STOCK BASED COMPENSATION

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements.  These standards also define a fair value-based method of accounting for the stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 4.

2.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

3.

SHARE CAPITAL

a)

Authorized - unlimited common shares without par value

b)

Issued

Number of Shares

Amount

====================================================================================

Beginning balance, August 31, 2002 (audited)

16,825,108

$

7,132,582

Adjustment

66

-

Exercise of stock options for cash

114,290

13,714

Private placement

4,701,065

4,548,992

Exercise of warrants

120,000

60,000

Conversion of special warrants

5,000,000

1,972,475

====================================================================================

Ending balance, February 28, 2003 (unaudited)

26,760,529

$

13,727,763

====================================================================================

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

SIX MONTHS ENDED FEBRUARY 28, 2003

4.

STOCK OPTIONS

Under the Company's Stock Option Plan (the "Plan") established in 2002 and approved by shareholders on February 12, 2003, the Company may grant to directors, officers, employees and consultants options to purchase common shares of the Company. The aggregate number of shares reserved for issuance under the Plan shall not exceed four million common shares. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding shares (on a non-diluted basis) in any 12 month period. Options granted under the Plan have a five-year term and are priced at the TSX-V closing price of the Company's common shares on the day immediately prior to the date granting. Vesting provisions vary according to the terms of the individual granting and in accordance with the TSX-V exchange regulations.

The following summarizes the stock option activity during the six months ended February 28, 2003:

Number of

Weighted Average

options

Exercise Price

====================================================================================

Opening balance, August 31, 2002 (audited)

1,809,290

$

0.33

Granted

2,335,997

0.82

Exercised

(114,290)

0.12

Cancelled

(150,000)

0.38

====================================================================================

Balance, February 28, 2003 (unaudited)

3,880,997

$

0.62

====================================================================================

The remaining weighted average life of the stock options is 4.62 years.

As of February 28, 2003, the following options to acquire common shares were outstanding:

Expiry Date

Number of Options

Exercisable

Unexercisable

Exercise Price

Options

Options

====================================================================================

May 21, 2007

650,000

650,000

-

$0.28

July 11, 2007

895,000

447,500

447,500

  0.38

September 16, 2007

332,000

83,000

249,000

  0.40

September 16, 2007

132,000

33,000

99,000

  0.60

September 16, 2007

132,000

33,000

99,000

  0.80

October 15, 2007

300,000

75,000

225,000

  0.55

February 4, 2008

1,439,997

359,997

1,080,000

 1.00

====================================================================================

3,880,997

1,681,497

2,199,500

====================================================================================

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

SIX MONTHS ENDED FEBRUARY 28, 2003

5.

STOCK OPTION COMPENSATION ADJUSTMENT

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,835,997options granted to employees under the Plan since September 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net loss and loss per share for the six months ended February 28,2003 would have been as follows:

  Loss Per

Loss

Share

====================================================================================

As reported

(1,174,995)

(0.05)

Pro forma

(2,297,293)

(0.11)

====================================================================================

The Company also applied the fair value method of accounting for stock based compensation awards to non-employees, and accordingly $348,000  was recorded as consulting expense and contributed surplus for the 100,000 options granted to non-employees in October 2002 and 400,000 options granted in February

2003.

For purposes of calculating the the fair-value method of accounting for stock options (as mentioned above) , the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate that ranges from 4.4% to 4.5% and an expected life of 5 years.

6.

Warrants

Each warrant is convertible into one common share.

Expiry Date

Number of Warrants

Price

====================================================================================

May 21, 2004

500,000

$0.25 (Prior to May

21, 2003) or $0.28

August 3, 2004

2,880,000

$0.50

August 28, 2004

2,350,533

$1.25

====================================================================================

7.

INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the August 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

SIX MONTHS ENDED FEBRUARY 28, 2003

8.

BASIC AND FULLY DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Fully diluted loss per share reflects the maximum possible dilution from the potential exercise of stock options and warrants.  Fully diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

The following tables sets forth the computation of basic and diluted earnings per share:

February 28,

2003

2002

====================================================================================

Basic loss per share

$

            (0.05)

$

              0.00

Fully diluted loss per share

$

           (0.05)

$

               0.00

Numerator for basic and fully diluted loss per share:

Net loss for the period

$

    (1,174,995)

$

         (10,800)

Denominator:

Weighted average of common shares

      21,792,818

      15,535,818

Weighted average number of fully

diluted shares

      21,792,818

      15,535,818

====================================================================================

9.

RELATED PARTY TRANSACTIONS

The Company paid a private company controlled by the president an aggregate of $45,000 for rent, administrative services, and expense reimbursements.

The Company paid compensation of $366,656 to officers and directors of the Company.

All transactions with related parties were measured at the exchange amount, which is the amount of consideration established and agreed to by both parties.

DESERT SUN MINING CORP.

SUPPLEMENT TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

SIX MONTHS ENDED FEBRUARY 28, 2003

As of March 28, 2003 the following items were outstanding:

1)

26,760,529 common shares

2)

Warrants

Expiry Date

Number of Warrants

Price

======================================================================================

May 21, 2004

500,000

$0.25 (Prior to May

21, 2003) or $0.28

August 3, 2004

2,880,000

$0.50

August 28, 2004

2,350,533

$1.25

======================================================================================

3)

Stock Options

Expiry Date

Number of Options

Exercise Price

======================================================================================

May 21, 2007

650,000

$0.28

July 11, 2007

895,000

  0.38

September 16, 2007

332,000

  0.40

September 16, 2007

132,000

  0.60

September 16, 2007

132,000

  0.80

October 15, 2007

300,000

  0.55

February 4, 2008

1,439,997

  1.00

======================================================================================

3,880,997

======================================================================================

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

DESERT SUN MINING CORP.
Form 51-901F
February 28, 2003

Issuer Details

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
DESERT SUN MINING CORP.		February 28, 2003	April 11, 2003
ISSUER ADDRESS			
65 QUEEN STREET WEST, SUITE #810			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 2M5	(416) 861 - 0341	(416) 861 - 9622
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
IAN M. MacNEILY		CFO	(416) 861 - 0341 X232
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
imacneily@desertsunmining.com	www.desertsunmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STAN BHARTI"	"STAN BHARTI"	April 11, 2003
"GERALD MCCARVILL"	"GERALD MCCARVILL"	April 11, 2003
"PETER BOJTOS"	"PETER BOJTOS"	April 11, 2003
"DR. WILLIAM PEARSON"	"DR. WILLIAM PEARSON"	April 11, 2003
"KEN TAYLOR"	"KEN TAYLOR"	April 11, 2003

1

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
February 28, 2003

For the period ending February 28, 2003

1. Analysis of significant operating expenses

Management and administrative services expense

	$
Management salaries and Directors fees	218,893
Bonuses to Directors and officers	147,763
Administrative services fees for corporate secretary and office support staff	37,492
	404,148

Office expenses , setup & general and administrative expenses

	$
Telephone, postage and utilities	25,753
Office rent and equipment rentals	29,917
Bank charges and filing fees	1,570
Office leasehold improvements, setup and repairs	10,576
Corporate brochures, business cards, advertising	10,877
Professional membership fees, conference & advertising fees	32,109
Office software, office network, website setup costs, miscellaneous, and others	34,202
	145,003

Investor relations and shareholders' information

	$
Trade shows and conferences	32,995
Website based advertsing and information	24,037
Investor relations consulting fees	13,500
Shareholder information mailings and filing fees	16,919
Annual report, shareholder information and mailing costs	28,190
Misc.	4,045
	119,686

MINING INTERESTS

	$
Jacobina Mine	
Open, August 31, 2002 (audited)	35,836
Option payment	125,000
Travel	29,108
Asset acquisitions	23,088
Geologists/Consultants' fees	210,410
Camp accommodation	18,495
Drilling, geological and geophysical	317,925
Office and administration	80,730
Close, February 28, 2003 (unaudited)	840,592

2. Analysis of related party transactions.

Refer to Note 9 of the unaudited financial statements as of February 28, 2003

1

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
February 28, 2003

3. Summary of securities issued during the period

(a) Summary of securities issued during the period

See Note 3 of the unaudited financial statements as of February 28, 2003

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $
16/09/2002	200,000	Ian MacNeily	0.40
16/09/2002	396,000	Mark Brennan	0.40 - 0.80
15/10/2002	200,000	Robert Chapman	0.55
15/10/2002	100,000	Robert Moriaty	0.55
04/02/2003	1,439,997	See attachment	1.00
	2,335,997		

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Authorized - unlimited common shares without par value

(b) Number and recorded value of share capital

26,760,529 common shares valued at $13,302,763

(c) Summary of options and warrants at period end

Options

Refer to Note 4 of the unaudited financial statements as of February 28, 2003

Warrants

Refer to Note 6 of the unaudited financial statements as of February 28, 2003

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stan Bharti
Gerald McCarvill
Kam Gill
Peter Bojtos
William Pearson
Ken Taylor
Ian MacNeily
Mark Brennan

2

DESERT SUN MINING CORP.
Form 51-901F – Schedule C: Management Discussion and Analysis

For the six months ended February 28, 2003.

General

Desert Sun Mining Corp. (the "Corporation") is involved in the exploration and development of precious metals projects. The Corporation is currently not in production on any of its properties.

In 2002, the Corporation substantially reorganized its operations and appointed new officers and directors. In May 2002, Desert Sun acquired an option to earn a 51% interest in the Jacobina Mine and related mineral concessions located near Jacobina, Brazil. The option agreement required the Corporation to pay $25,000 upon execution of the agreement and requires Desert Sun Mining to spend US$2 million on the Jacobina property prior to December 31, 2004 to earn a 51% interest.

The Jacobina project has been the focus of the Corporation's activities since that time. Prior to May 2002, the Corporation was inactive in the previous year. In August 2002, the Corporation raised $2 million and began a Phase I drilling program in September 2002.

In September 2002, the Corporation entered into a Memorandum of Understanding ("MOU") whereby Desert Sun can also acquire the remaining 49% interest in the Jacobina property by paying $100,000 upon execution of the MOU and an additional $5 million within 90 days upon earning the initial 51% interest in the property. Up to 50% of the $5 million can be in the equivalent value of common shares of Desert Sun at the option of the vendor.

Results of Operations

For the three months ended February 28, 2003, the Corporation invested $403,000 in mineral properties, all of it relating to the Jacobina property, similar to the investment of $438,000 in the property during the previous quarter.

The total investment in the Jacobina property as at February 28, 2003 was $840,592 (US$540,000) as part of the Corporation's requirement to invest US$2 million prior to December 31, 2004 to earn a 51% interest in the Jacobina concession and was comprised of:

Acquisition costs (option payments)	$125,000
Camp accommodation and travel	49,280
Equipment acquisitions	23,088
Geologists and Geological consulting fees	219,410
Geological and geophysical	342,187
Office and administration	81,627
	$840,592

For the three months ended February 28, 2003, the Corporation had a net loss of $794,973 ($0.03 per share) in comparison to $380,000 ($0.02 per share) during the previous quarter and a net loss $10,626 ($0.00 per share) for the corresponding period in 2002

The increase in expenses in the first two quarters of fiscal 2003 continued as the management team and staff were assembled and work began in earnest on the Jacobina concession in September 2002.

Significant operating expenses occurring in the second quarter were as follows:

Management and administrative staff compensation *f*ees were $250,050 for the quarter ended February 28, 2003 versus $154,000 in the first quarter and nil during the corresponding quarter in 2002. The addition of the management team in late August 2002 was fully reflected in the second quarter results and the Corporation disbursing $148,000 in bonuses to some of the officers and directors in February, 2003 versus $65,000 in the previous quarter accounted for the increased expense.

Shareholders' information and investor relations expense was $91,825 in the quarter ended February 28, 2003 versus $27,861 in the previous quarter as the Corporation undertook additional investor relations activities, including the preparation and distribution of an annual report and shareholder proxy materials. **Please see Schedule B for a detailed breakdown of the costs.**

Office expense, setup and general administrative expenses during the second quarter ended February 28, 2003 were $47,842 a decrease of $49,319 (49%) from $97,161 in the previous quarter. The decrease in the second quarter was primarily due to the setup costs of the Corporation's Toronto office and closing down of the Vancouver office being done and completed in the first quarter of the year and reflected in that reporting period. **Please see Schedule B for a detailed breakdown of the costs.**

Exploration update

Upon the completion of the $2 million equity private placement in late August and early September 2002, the Corporation undertook a phase I exploration and drilling campaign. The objective of the program was to explore the Jacobina property in order to further understand its geology and mineralization. In Phase I, the Corporation selected eight areas for drilling; three areas around the existing mines and five areas in extensions of the favourable stratigraphy.

Drilling in Phase I was completed in early January 2003 and the first set of drilling results were disclosed in a press release, dated January 20, 2003. The second set of drilling results were disclosed in a press release, dated March 10, 2003. In total, phase I drilling comprised 12 holes, totaling 2,250 metres.

In addition to the above drilling results, the Corporation also identified extensions of the favourable rock units immediately north of its Jacobina holdings in its phase I exploration program. As a result, DSM has applied for an additional 10,500 hectares in exploration licenses in the state of Bahia, Brazil, that cover this large new target area identified in its regional exploration program. The area is located 50 kilometres north of the town of Jacobina and is accessible by road.

Based on the encouraging results of its phase I program, in late February the Corporation raised an additional $4.7 million (as described below) and commenced a phase II exploration program on the property in late March. Phase II is expected to include 8,000 metres of diamond drilling, geophysical surveys and regional exploration. The estimated budget for phase II is expected to be $2.2 million (US$1.5 million) and it will continue through the remainder of 2003, as outlined in a press release dated April 9, 2003.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income.

During the three months ended February 28, 2003, the Corporation issued 120,000 common shares for gross proceeds of $60,000 from the conversion of 120,000 warrants. In addition, on February 28, 2003 the Corporation completed a private placement of 4.7 million common shares and an attached one-half warrant for gross proceeds of $4.7 million. The attached warrants are convertible into common shares at $1.25 per share until August 28, 2004.

In December 2002, the five million special warrants issued in the private placement in August 2002, were converted into five million common shares for no additional consideration.

As at February 28, 2003, the Corporation had cash and cash equivalents totaling $4.3 million and also had funds held temporarily in trust of $425,000, pending completion of the private placement documentation. The Corporation had no significant debt outstanding as at February 28, 2003 and had issued and outstanding common shares of 26.8 million.

Comparison of use of proceeds

In the Corporation's private placement filing of August, 2002, the Corporation stated it intends to spend up to $1.6 million on exploration of the Jacobina property and the remainder ($400,000) for working capital and issue costs. Shown below is the actual use of those proceeds up to February 28, 2003.

Category	Estimated Use	Actual at Feb. 28'03	Notes
Exploration	$1,600,000	$840,592	The Corp. had $500,000 in cash on hand prior to Feb. 28th private placement to continue exploration program
General corporate expenses (working capital)	$400,000	$659,408	Higher than expected costs for management, investor relations and general expenses account for the higher working capital usage. See schedule B for a detailed breakdown of these costs.

The higher than expected general expenses are not expected to materially affect the Corporation's achievement of its corporate objectives.

The private placement of 4.7 million shares completed on February 28, 2003, will be used to fund the phase II exploration program ($2.2 million), preparation of the prefeasibility study and related documents ($500,000) and for general corporate use and working capital.

Future Prospects

The Corporation will continue to focus its efforts on the exploration and development of the Jacobina property. The Corporation anticipates it will earn its initial 51% interest in the Jacobina property in late 2003 or early 2004 upon the completion of the phase II exploration program.

The ability of the Corporation to continue operations beyond 2004 is dependent upon obtaining the necessary financing to develop the Jacobina project and/or the realization of proceeds from the sale of this property.

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(PREPARED BY MANAGEMENT)

May 31,

August 31,

2003

2002

(Unaudited)

(Audited)

Assets

Current

Cash and cash equivalents (Note 2)

$

3,565,282

$

1,735,139

Accounts receivable

72,340

6,652

Prepaid expenses

               4,614

            34,661

3,642,236

1,776,452

Capital assets

19,157

-

Resource property costs

        1,606,729

           35,836

$

      5,268,122

$

       1,812,288

Liabilities

Current

Accounts payable and accrued liabilities

$

          39,212

$

          15,970

Shareholders' Equity

Share capital (Note 3)

13,687,304

7,132,582

Special Warrants

-

1,872,475

Contributed surplus (Note 5)

367,125

-

Deficit

      (8,825,519)

     (7,208,739)

       5,228,910

        1,796,318

$

      5,268,122

$

       1,812,288

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the August 31, 2002 audited financial statements.  Only changes in accounting policies have been disclosed in these financial statements.  These statements are presented on the accrual  basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgement.  Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Prepared by Management) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Three Months Ended

Nine Months Ended

May 31,

May 31,

2003

2002

2003

2002

Expenses

Management and administrative

 services

$

122,547

$

400

$

526,695

$

400

Amortization

3,307

320

3,771

959

Investor relations and

    shareholders' information

171,419

-

291,105

Compensation expense (Note 5)

19,125

-

367,125

-

Travel and promotion

77,346

-

211,748

4,748

General exploration expenses

833

-

833

-

Professional fees

24,658

2,549

56,767

3,449

Office expenses, setup and

    general and administrative

36,711

5,943

181,714

6,193

Transfer agent fees

             4,946

            1,667

            16,161

             5,930

     Total expenses

460,892

10,879

1,655,919

21,679

Other (income) loss

Interest and investment income

(21,052)

-

(40,363)

-

Foreign exchange loss

              1,945

          -

               1,224

          -

Net loss for the period

(441,785)

(10,879)

(1,616,780)

(21,679)

DEFICIT, beginning of period

     (8,383,734)

    (7,094,118)

     (7,208,739)

     (7,083,318)

DEFICIT, end of period

$

    (8,825,519)

$

    (7,104,997)

$

    (8,825,519)

$

    (7,104,997)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Prepared by Management) (Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended

Nine Months Ended

May 31,

May 31,

2003

2002

2003

2002

Cash Provided by (Used in):

OPERATING ACTIVITIES

Loss for the period

$

(441,785)

$

(10,879)

$

(1,616,780)

$

(21,679)

Adjustment for items not involving cash:

Compensation expense (Note 5)

19,125

-

367,125

-

Amortization

3,307

320

3,771

959

Changes in non-cash working

capital relating to operations

           (3,401)

          (22,350)

          (12,399)

         (10,614)

         (422,754)

         (32,909)

     (1,258,283)

           (31,334)

INVESTING ACTIVITIES

Resource property costs

(766,137)

(25,000)

(1,570,893)

(25,000)

Acquisition of capital assets

             20,160

         -

          (22,928)

        -

        (745,977)

         (25,000)

     (1,593,821)

         (25,000)

FINANCING ACTIVITIES

Funds in trust

425,000

-

-

-

Issuance of common shares

-

100,000

4,868,674

100,000

Shares issue costs

          (40,459)

           (2,500)

        (186,427)

            (2,500)

            384,541

            97,500

        4,682,247

            97,500

CHANGE IN CASH AND

CASH EQUIVALENTS

(784,190)

39,591

1,830,143

41,166

CASH AND CASH EQUIVALENTS,

beginning of period

        4,349,472

            1,568

       1,735,139

                  (7)

CASH AND CASH EQUIVALENTS,

end of period

$

       3,565,282

$

          41,159

$

       3,565,282

$

          41,159

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

NINE MONTHS ENDED MAY 31, 2003

1.

ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements.  Operating results for the nine months ended May 31, 2003 may not be indicative of the results that may be expected for the full year ending August 31, 2003.

These statements follow the same methods and policies used in the audited financial statements for the year ended August 31, 2002, except for the following:

STOCK BASED COMPENSATION

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements.  These standards also define a fair value-based method of accounting for the stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 5.

2.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

3.

SHARE CAPITAL

a)

Authorized - unlimited common shares without par value

b)

Issued

Number of Shares

Amount

===================================================================================

Beginning balance, August 31, 2002 (audited)

16,825,108

$

7,132,582

Adjustment

66

-

Exercise of stock options for cash

114,290

13,714

Private placement

4,701,065

4,508,533

Exercise of warrants

120,000

60,000

Conversion of special warrants

5,000,000

1,972,475

====================================================================================

Ending balance, May 31, 2003 (unaudited)

26,760,529

$

13,687,304

====================================================================================

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

NINE MONTHS ENDED MAY 31, 2003

4.

STOCK OPTIONS

Under the Company's Stock Option Plan (the "Plan") established in 2002 and approved by shareholders on February 12, 2003, the Company may grant to directors, officers, employees and consultants options to purchase common shares of the Company. The aggregate number of shares reserved for issuance under the Plan shall not exceed four million common shares. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding shares (on a non-diluted basis) in any 12 month period. Options granted under the Plan have a five-year term and are priced at the TSX-V closing price of the Company's common shares on the day immediately prior to the date of granting. Vesting provisions vary according to the terms of the individual grant and in accordance with the TSX-V exchange regulations.

The following summarizes the stock option activity during the nine months ended May 31, 2003:

Number of

Weighted Average

options

Exercise Price

===================================================================================

Opening balance, August 31, 2002 (audited)

1,809,290

$

0.33

Granted

2,610,997

0.84

Exercised

(114,290)

0.12

Cancelled

(500,000)

0.45

===================================================================================

Balance, May 31, 2003 (unaudited)

3,805,997

$

0.66

===================================================================================

The remaining weighted average life of the stock options is 4.37 years.

As of May 31, 2003, the following options to acquire common shares were outstanding:

Expiry Date

Number of Options

Exercisable

Unexercisable

Exercise Price

Options

Options

===================================================================================

May 21, 2007

650,000

650,000

-

$0.28

July 11, 2007

895,000

447,500

447,500

  0.38

September 16, 2007

232,000

116,000

116,000

  0.40

September 16, 2007

132,000

66,000

66,000

  0.60

September 16, 2007

132,000

66,000

66,000

  0.80

October 15, 2007

100,000

50,000

50,000

  0.55

February 4, 2008

1,389,997

347,499

1,042,498

  1.00

April 23, 2008

275,000

31,250

243,750

  1.00

===================================================================================

3,805,997

1,774,249

2,031,748

===================================================================================

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

NINE MONTHS ENDED MAY 31, 2003

5.

STOCK OPTION COMPENSATION ADJUSTMENT

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 2,085,997 options granted to employees under the Plan since September 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net loss and loss per share for the nine months ended May 31, 2003 would have been as follows:

Loss Per

Share

==================================================================================

As reported

(1,616,780)

(0.07)

Pro forma

(2,930,328)

(0.13)

==================================================================================

The Company also applied the fair value method of accounting for stock based compensation awards to non-employees, and accordingly $367,125  was recorded as consulting expense and contributed surplus for the 525,000 options granted to non-employees during the nine months ended May 31, 2003.

For purposes of calculating the the fair-value method of accounting for stock options (as mentioned above) , the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate that ranges from 4.4% to 4.5% and an expected life of 5 years.

6.

WARRANTS

Each warrant is convertible into one common share.

Expiry Date

Number of Warrants

Price

============================================================================

April 17, 2004

500,000

$0.28

August 3, 2004

2,880,000

$0.50

August 28, 2004

2,350,533

$1.25

=============================================================================

7.

INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.  Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the August 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

NINE MONTHS ENDED MAY 31, 2003

8.

BASIC AND FULLY DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Fully diluted loss per share reflects the maximum possible dilution from the potential exercise of stock options and warrants.  Fully diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

The following tables sets forth the computation of basic and diluted earnings per share:

May 31,

2003

2002

==================================================================================

Basic loss per share

$

           (0.07)

$

               0.00

Fully diluted loss per share

$

           (0.07)

$

             0.00

Numerator for basic and fully diluted loss per share:

Net loss for the period

$

     (1,616,780)

$

        (21,679)

Denominator:

Weighted average of common shares

     21,792,818

      15,535,818

Weighted average number of fully

diluted shares

     21,792,818

      15,535,818

==================================================================================

9.

RELATED PARTY TRANSACTIONS

The Company paid a private company (controlled by the Company's president) an aggregate of $67,500 for rent, administrative services, and expense reimbursements.

The Company paid compensation of $459,195 to officers and directors of the Company.

All transactions with related parties were measured at the exchange amount, which is the amount of consideration established and agreed to by both parties.

DESERT SUN MINING CORP.

SUPPLEMENT TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by Management - Unaudited)

NINE MONTHS ENDED MAY 31, 2003

As of June 20, 2003 the following items were outstanding:

1)

26,760,529 common shares

2)

Warrants

Expiry Date

Number of Warrants

Price

===================================================================================

April 17, 2004

500,000

 $0.28

August 3, 2004

2,880,000

$0.50

August 28, 2004

2,350,533

$1.25

===================================================================================

3)

Stock Options

Expiry Date

Number of Options

Exercise Price

===================================================================================

May 21, 2007

650,000

$0.28

July 11, 2007

895,000

  0.38

September 16, 2007

232,000

  0.40

September 16, 2007

132,000

  0.60

September 16, 2007

132,000

  0.80

October 15, 2007

100,000

   0.55

February 4, 2008

1,389,997

  1.00

April 23, 2008

275,000

  1.00

===================================================================================

3,805,997

===================================================================================

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

DESERT SUN MINING CORP.
Form 51-901F
May 31, 2003

Issuer Details

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
DESERT SUN MINING CORP.		May 31, 2003	July 30, 2003
ISSUER ADDRESS			
65 QUEEN STREET WEST, SUITE #810			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 2M5	(416) 861 - 0341	(416) 861 - 9622
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
STEPHEN WOODHEAD		CFO	(416) 861 - 9622
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
swoodhead@desertsunmining.com	www.desertsunmining.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STAN BHARTI"	"STAN BHARTI"	July 30, 2003
"GERALD MCCARVILL"	"GERALD MCCARVILL"	July 30, 2003
"PETER BOJTOS"	"PETER BOJTOS"	July 30, 2003
"DR. WILLIAM PEARSON"	"DR. WILLIAM PEARSON"	July 30, 2003
"KEN TAYLOR"	"KEN TAYLOR"	July 30, 2003
"NANCY MCINERNEY-LACOMBE"	"NANCY MCINERNEY-LACOMBE"	July 30, 2003

DESERT SUN MINING CORP.

Form 51-901F, Schedule B: Supplementary Information

For the Period Ending May 31, 2003

1. **Analysis of significant operating expenses**

	$
Management and administrative services expense	
Management salaries and Directors fees	251,440
Bonuses to Directors and officers	207,763
Administrative services fees for corporate secretary and office support staff	67,492
	526,695
Office expenses , setup & general and administrative expenses	
Telephone and postage	39,466
Office rent and equipment rentals	51,602
Bank charges	2,443
Office leasehold improvements, repairs and maintenance	9,401
Office software, office network, website setup costs, miscellaneous, and others	78,802
	181,714
Investor relations and shareholders' information	
Trade shows and conferences	56,155
Website based advertising and information	8,208
Investor relations and consulting fees	118,983
Shareholder information mailings and filing fees	13,343
Annual report, shareholder information and mailing costs	94,416
	291,105
MINING INTERESTS	
Jacobina Mine	
Open, August 31, 2002 (audited)	35,836
Option payment	100,000
Exploration crew and geological consulting	399,148
Geophysical surveys	32,766
Drilling and assaying	469,373
Feasibility study	261,746
Property title	5,135
Travel, fuel and supplies	133,285
Administration and computer charges	169,440
Close, May 31, 2003 (unaudited)	**1,606,729**

2. **Analysis of related party transactions.**

Refer to Note 9 of the unaudited financial statements as of May 31, 2003

DESERT SUN MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
For the Period Ending May 31, 2003

3. Summary of securities issued during the period

(a) Summary of securities issued during the period

See Note 3 of the unaudited financial statements as of May 31, 2003

No securities were issued during the third quarter ended May 31, 2003

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $
16/09/2002	200,000	Ian MacNeily	0.40
16/09/2002	396,000	Mark Brennan	0.40 - 0.80
15/10/2002	200,000	Robert Chapman	0.55
15/10/2002	100,000	Robert Moriaty	0.55
04/02/2003	1,439,997	See attachment	1.00
23/04/2003	25,000	Tony Wonnacott	1.00
23/04/2003	150,000	Michael Baybak	1.00
23/04/2003	100,000	Stephen Woodhead	1.00
	2,610,997		

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Authorized - unlimited common shares without par value

(b) Number and recorded value of share capital

26,760,529 common shares valued at $13,687,304

(c) Summary of options and warrants at period end

Options

Refer to Note 4 of the unaudited financial statements as of May 31, 2003

Warrants

Refer to Note 6 of the unaudited financial statements as of May 31, 2003

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers as of May 31, 2003

Stan Bharti
Gerald McCarvill
Ken Taylor
Peter Bojtos
William Pearson
Kam Gill
Stephen Woodhead
Mark Brennan
Kurt Menchen

ATTACHMENT TSX venture EXCHANGE

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of optioned Shares	Exercise Price	Expiry Date
Gerald McCarvill	Feb 28, 2003	Director	Feb 4, 2003	173,333	$1.00	Feb 4, 2008
Stan Bharti	Feb 28, 2003	Director	Feb 4, 2003	346,666	$1.00	Feb 4, 2008
Ken Taylor	Feb 28, 2003	Director	Feb 4, 2003	43,333	$1.00	Feb 4, 2008
Peter Bojtos	Feb 28, 2003	Director	Feb 4, 2003	86,666	$1.00	Feb 4, 2008
Bill Pearson	Feb 28, 2003	Director	Feb 4, 2003	173,333	$1.00	Feb 4, 2008
Kurt Menchen	Feb 28, 2003	Officer	Feb 4, 2003	173,333	$1.00	Feb 4, 2008
Kam Gill	Feb 28, 2003	Officer	Feb 4, 2003	43,333	$1.00	Feb 4, 2008
Robert Moriaty	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008
Wade Dawe	Feb 28, 2003	Consultant	Feb 4, 2003	100,000	$1.00	Feb 4, 2008
Chuck Thorman	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008
David Williamson	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008
Ian Gordon	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008
Richard Garrnett	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008
Pacific International	Feb 28, 2003	Consultant	Feb 4, 2003	50,000	$1.00	Feb 4, 2008

Total number of optioned shares: **1,439,997**

DESERT SUN MINING CORP.

Form 51-901F – Schedule C: Management Discussion and Analysis

For the nine months ended May 31, 2003.

General

Desert Sun Mining Corp. ("Desert Sun" or the "Corporation") is involved in the exploration and development of precious metals projects. The Corporation is currently not in production on any of its properties. In the past 18-months the Corporation has substantially reorganized its operations, including the appointment of new officers and directors. In May 2002, Desert Sun acquired an option to earn a 51% interest in the Jacobina Mine and related mineral concessions located near Jacobina, Brazil. The option agreement required the Corporation to pay $25,000 upon execution and requires Desert Sun to spend US$2 million on the Jacobina property prior to December 31, 2004 to earn a 51% interest. The Jacobina project has been the focus of the Corporation's activities since that time and it is anticipated that Desert Sun will meet its expenditure commitment by the end of calendar 2003.

In the year prior to May 2002, the Corporation was inactive. In August 2002, the Corporation raised $2 million and in September 2002 began a Phase I drilling program. In September 2002, the Corporation also entered into a Memorandum of Understanding ("MOU") whereby it can acquire the remaining 49% interest in the Jacobina property by paying $100,000 upon execution of the MOU and an additional $5 million, in cash or shares of Desert Sun, within 90 days of earning the initial 51% interest in the property. The vendor has the option to require up to 50% of the $5 million to be paid in the equivalent value of common shares of Desert Sun.

Results of Operations

In the three months ended May 31, 2003, the Corporation invested $766,000 in mineral properties, all of it relating to the Jacobina property, compared with investments of $403,000 and $438,000 incurred on the property during the previous two quarters, respectively.
The total investment in the Jacobina property as at May 31, 2003 was $1,606,729 (approximately US$1,060,000), as part of the Corporation's commitment to invest US$2 million prior to December 31, 2004 to earn a 51% interest in the Jacobina concession, and was comprised of:

Acquisition costs (option payments)	$	125,000
Exploration crew and geological consulting		408,148
Geophysical surveys		32,766
Drilling and assaying		469,373
Feasibility study		261,746
Property title		5,135
Travel, fuel and supplies		134,962
Administration and computer charges		169,599
	$	1,606,729

For the three months ended May 31, 2003, the Corporation had a net loss of $441,785 ($0.02 per share) in comparison to $794,973 ($0.03 per share) during the previous quarter and a net loss $10,879 ($0.00 per share) for the corresponding period in 2002.

The increase in expenses in fiscal 2003 follows the assembly of a management team and staff and work beginning in earnest on the Jacobina concession in September 2002. Significant operating expenses occurred in the third quarter were as follows:

Management and administrative staff compensation fees were $122,547 for the quarter ended May 31, 2003 (2002: $400), versus $250,050 in the quarter ended February 28, 2003 and $154,098 in the first quarter. The second quarter results included $148,000 in bonuses disbursed in February 2003, versus $65,000 in the first quarter.

Shareholders' information and investor relations expenses totaled $171,419 in the quarter ended May 31, 2003, versus $91,825 and $27,861 in the previous two quarters, as Desert Sun undertook additional investor relations activities to increase awareness of the Corporation and its project. Activities included attendance at trade shows and internet based advertising; while substantial costs were incurred on related activities in Europe. **Please see Schedule B for a detailed breakdown of the costs.**

Office expense, setup and general administrative expenses during the third quarter were $36,711, following on the decrease to $47,842 in the second quarter from $49,319 in the first quarter. The first quarter included the setup costs of the Corporation's Toronto office and the closing down of the Vancouver office. **Please see Schedule B for a detailed breakdown of the costs.**

Exploration update

Upon the completion of the $2 million equity private placement in late August and early September 2002, the Corporation undertook a Phase I exploration and drilling campaign. The objective of the program was to explore the Jacobina property in order to further understand its geology and mineralization. In Phase I, the Corporation selected eight areas for drilling; three areas around the existing mines and five areas in extensions of the favourable stratigraphy. Drilling in Phase I was completed in early January 2003 and disclosed in press releases, dated January 20 and March 10, 2003. In total, Phase I drilling comprised 12 holes, totaling 2,250 metres. In addition to the drilling results, the Corporation also identified extensions of the favourable rock units immediately north of its Jacobina holdings in its Phase I exploration program and applied for an additional 10,500 hectares in exploration licenses in the state of Bahia, Brazil. The area is located 50 kilometres north of the town of Jacobina and is accessible by road.

Based on the encouraging results of its Phase I program, which indicated a continuous mineralized zone up to 10 kilometres long of low grade, potentially open-pittable material within 50-60 metres of surface, in late February the Corporation raised an additional $4.7 million and commenced a Phase II exploration program on the property in late March. Phase II is expected to include 8,000 metres of diamond drilling, geophysical surveys and regional exploration. The budget for Phase II is $2.3 million (US$1.5 million) and the program will continue through the remainder of 2003, as outlined in a press release dated April 9, 2003.

On May 1, 2003 the Corporation announced that it had instructed SNC-Lavalin, Dynatec Corporation and Micon International Limited ("Micon") to expand the scope of the pre-feasibility study at Desert Sun's Jacobina mine to a feasibility study as defined under National Instrument 43-101. Completion of the feasibility study, expected by August 2003, means that the Corporation could make a production decision immediately thereafter and, depending on the results, start mine re-development and construction by early next year. The Jacobina mine includes three past producing areas that collectively produced 700,000 ounces of gold between 1983 and 1998. These mines, located in the southern part of the Bahia Gold Belt, currently host all of the 1.4 million ounces of measured and indicated mineral resources (15,024,000 tonnes grading at 2.87 g Au/t) and most of the 2.2 million ounces of the inferred mineral resource (22,947,000 tonnes grading at 3.10 g Au/t) previously referenced by the Corporation and reviewed by Micon. There is a processing plant at the site that has a one million tonne per year capacity. SNC-Lavalin will complete a feasibility study that will determine the capital and operating costs and develop a detailed time line to put the existing mine back into production. SNC-Lavalin will also investigate the open pit potential of the mineralization around Jacobina.

In July 2003, the Corporation received promising results from the first holes it drilled into its Morro do Vento target zone, located 1.5 kilometres south of the existing Jacobina processing plant. These are the first holes in a planned 29 hole, 4,000 metre program focused on the Intermediate reef package that averages about 70 metres in width and extends along strike for 2 kilometres. Further, the results of an induced polarization geophysical survey at Morro do Vento indicated that the mineralized horizon likely extends over 400 metres down dip into the valley.

Financial Conditions, Liquidity and Capital Resources

As Desert Sun has not yet begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income. During the three months ended May 31, 2003, no common shares were issued.

During the first quarter of fiscal 2003, the Corporation issued 114,290 common shares for gross proceeds of $13,715 from the exercise of stock options, while during the second quarter the Corporation issued 120,000 common shares for gross proceeds of $60,000 from the conversion of 120,000 warrants. On February 28, 2003 the Corporation completed a private placement of 4.7 million common shares and an attached one-half warrant for gross proceeds of $4.7 million. The attached warrants are convertible into common shares at $1.25 per share until August 28, 2004. In December 2002, the five million special warrants issued in the private placement in August 2002, were converted into five million common shares and three million warrants for no additional consideration.

As at May 31, 2003 the Corporation had cash and cash equivalents totaling $3.6 million and no significant debt outstanding.

After the quarter end, on July 23, 2003, Desert Sun announced the closing of a $5 million underwritten private placement, including the exercise in full of the underwriter's option. A total of 4,545,455 units were issued at a price of $1.10 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at the price of $1.35 for a period of two years from the closing date. Proceeds from the offering will be used to expand the exploration program following the recently announced discovery at Morro do Vento and for working capital purposes. Sprott Securities Inc. acted as underwriter in connection with the financing.

Comparison of use of proceeds

In its private placement filing of August, 2002, the Corporation stated it intended to spend up to $1.6 million on exploration of the Jacobina property and the remainder ($400,000) for working capital and issue costs. From the private placement of 4.7 million shares completed on February 28, 2003, the Corporation estimated that $2.2 million would be used to fund the Phase II exploration program, $500,000 the preparation of a feasibility study and the related documents and the remainder for general corporate use, issue costs and working capital.

Shown below is the actual use of those proceeds up to May 31, 2003.

Category	**Estimated Use**	**Actual at May 31, 2003**	**Notes**
Exploration	$3,800,000	$1,344,983	The Corporation has $3.6 million in cash on hand to continue the exploration program.
Feasibility study	$ 500,000	$ 261,746	The feasibility study has commenced and is expected to be completed by the end of August 2003.
General corporate Expenses (working capital), and	$2,400,000	$1,258,283	**See schedule B for a detailed breakdown of these costs.**
Issue costs		$ 186,467	

Corporate

On July 2, 2003 Desert Sun announced the appointment of Nancy E. McInerney-Lacombe as an independent member of the Board of Directors. Ms McInerney-Lacombe is a senior executive with close to 30 years of domestic and international experience in the financial sector. The Corporation was also proactive in appointing four separate Board Committees. Other than the Audit Committee, which is comprised of only outside directors, the other committees are comprised of a majority of outside directors. These committees are as follows:

- Corporate Governance Committee
- Nominating Committee
- Compensation Committee

The common shares of Desert Sun began trading on the **Toronto Stock Exchange** on Wednesday, July 23, 2003 under the trading symbol "DSM" and were concurrently delisted from the TSX Venture Exchange.

Future Prospects

The Corporation will continue to focus its efforts on the exploration and development of the Jacobina property. The Corporation anticipates it will earn its initial 51% interest in the Jacobina property in late 2003 upon the completion of the Phase II exploration program and feasibility study being conducted by SNC-Lavalin, Dynatec Corporation and Micon International Limited. Completion of the feasibility study, expected by August 2003, means that Desert Sun could make a production decision immediately thereafter and, depending on the results, start mine re-development and construction by early next year. SNC-Lavalin will also investigate the open pit potential of the mineralization around Jacobina.

The ability of the Corporation to continue operations beyond 2004 is dependent upon obtaining the necessary financing to develop the Jacobina project and/or the realization of proceeds from the sale of this property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29610

(Registrant)

Date: January 29, 2004       By /s/ Stan Bharti_______________________________

                                            Stan Bharti, President/CEO/Director